ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 31, 2021

Christopher D. Labosky T +1 617 235 4732 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Attn: Ms. Karen Rossotto

Re: Redlines of share class disclosure relating to JOHCM Credit Income Fund (the “Fund”), a series of JOHCM Funds Trust (the “Registrant”), in connection with its Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-253153)

Dear Ms. Rossotto:

In response to your request, enclosed for your review are redlined pages isolating the changes that the Registrant will make in Post Effective Amendment No. 1 to the Registration Statement (the “Amendment”) regarding the share classes that the Fund is registering under the Registration Statement. Specifically, as discussed with you over the phone, the Registrant intends to add Advisor Class Shares of the Fund to the Registration Statement (corresponding to Class I shares of the corresponding Target Fund).

We note that the fee information, expense examples, and pro forma capitalization as of September 30, 2020 for this additional class of the Fund were already included in the initial Registration Statement on Form N-14 filed on February 16, 2021 (Accession No. 0001193125-21-045056). As such, the redline shows minimal changes relating to the additional share class to be offered by the Fund under the Registration Statement, specifically with respect to the facing sheet and the table of corresponding Target and Acquiring Funds and share classes following the letter to shareholders.

Please direct any questions you may have with respect to this filing to me (at 617-235-4732) or to George Raine (at 617-951-7556) of this firm.

Sincerely,

/s/ Christopher D. Labosky
Christopher D. Labosky